EXHIBIT 17.1

E-Mail Correspondence

From:	Dave Williams
Date:	April 14, 2011
To:	Avtar Dhillon
Cc:	Joseph Kim, Morton Collins, Simon Benito and Keith Wells

Subject:	Resignation

Dear Avtar,

It is with much disappointment that I write to you today to resign from the Board of Directors of Inovio effective May 1, 2011.

I am leaving the Board because it is obvious that the “freedom to act” and “aggressiveness” that management wishes to have, as it relates to the Board, in my opinion is not consistent with good governance, especially for a publicly traded company. Also, I do not feel that I have been kept adequately informed about the ongoing operations of the company, nor given adequate time to consider certain key decisions. In addition, I feel that my skills/experiences gained by growing a small vaccine company to a multi-billion dollar, vaccine market leader were not being utilized to “any” extent by the management of the company.

During the past year, the Board took 3 decisions that I believe led to the current Board “Chemistry” that was referred to in our informal Board meeting on Sunday:

First was the lack of Board support for Joseph’s “announcement” that he was going to assume the Chairman position in addition to his role as CEO when it appeared that you were leaving the company. The Board concluded, after proper deliberation, that we prefer the separation of the CEO and Chairman position for optimal governance (which is certainly supported in current practice in public companies) and it was generally felt that Joseph lacked an appropriate level of maturity to be Chairman and CEO.

Secondly, there were several issues around GVX International(GVXI). At the Board’s request changes were made to the Board and management of GVXI/Inovio to reduce any possible or perceived conflicts of interest. During the year, we, the Board, also insisted that all agreements between the two related parties be more closely monitored which resulted in one arrangement not moving forward.

Thirdly, during the mid-year Strategy session, certain R&D projects were not supported by the Board because of general disagreement with management related to the “extent to which” external moneys were being used on projects that were non-strategic and/or lacking “commercial interest”.

All three of these decisions were supported by all of the independent directors and led to better outcomes in my opinion.

It is clear from Joseph’s comments that he has taken all three issues personally and wants to change the composition of the Board, presumably for outcomes more in line with his thinking. This was also evidenced by his previous request to have Simon step down because of, amongst other reasons, his role in the R&D project discussions. This was stopped by a strong “support of confidence” for Simon at the Board. Over the last months, Joseph’s and your attempts to have me step down from the Board, and the total lack of an environment that allowed me to contribute to the company has now resulted in my resignation.

I leave with some advice for the Board:

First, stick by these 3 decisions as they were the right ones.

Second, for all new Board appointments, be sure that you play a key role in appointing “truly independent” Board members.

Lastly, it has been the case for some time that there is not enough of a role for an “Executive” Chairman. Now is the time to consider the removal of that position, especially since Inovio cannot afford the large expense of having a CEO and Executive Chair. That said, it is also obvious, at least to me, that Avtar is not totally effective in that role.

Also, I truly hope that Joseph follows the advice that I gave him at the meeting last Sunday!

All this being said, I wish you and Inovio all the best in the future.

Sincerely,

David J. Williams